October 12, 2018

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of Alector, Inc. (“Alector”), a Delaware corporation, we hereby confidentially submit Alector’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the ‘‘JOBS Act’’) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the ‘‘Commission’’). Alector is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Alector, Inc.

Attention: Stephanie Yonker, Ph.D., Vice President, Legal

151 Oyster Point Blvd. Suite 300

South San Francisco, CA 94080

Telephone: (415) 231-5660

Email: stephanie.yonker@alector.com

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

Attention: Tony Jeffries

650 Page Mill Road

Palo Alto, CA 94304

Phone: (650) 849-3223

Email: tjeffries@wsgr.com

Should you have any questions on this submission, please do not hesitate to contact me at (650) 849-3223 or Michael E. Coke at (650) 565-3596.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Stephanie Yonker, Vice President, Legal, Alector, Inc.